Exhibit 99.109

StarPoint Energy Trust - Press Release

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, March 10 /CNW/ - StarPoint Energy Trust (the “Trust”) is pleased to announce that the Trust has declared a distribution of $0.20 per Trust Unit to be paid on April 15, 2005 in respect of March production, for unit holders of record on March 22, 2005. The ex-distribution date is March 18, 2005.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United StatesSecurities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and many not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: please contact: StarPoint Energy Trust: Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403)263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone:(403) 268-7800, Fax:
(403) 263-3388/